ITEM 77C

Flaherty & Crumrine Dynamic Preferred and Income Fund
Incorporated

Meeting of Shareholders

On April 20, 2016, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund.
The proposal was approved by the shareholders and the results of the voting are as follows:

Name                      For           Withheld
R. Eric Chadwick    15,675,209.600     211,222.100

Morgan Gust         15,662,385.600     224,046.100

Ms. Karen Hogan and Messrs. David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.